Exhibit 99.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands)

	March 28,	December 27,
	2015	2014
Assets
Current assets:
Cash	$314,980	$13,215
Accounts receivable, net	109,941	141,302
Costs and estimated earnings in excess of billings	11,836	10,174
Inventories	133,307	111,553
Other current assets	17,476	17,172

Total current assets	587,540	293,416
Property, plant and equipment, less accumulated depreciation, depletion and amortization (March 28, 2015 - $297,187 and December 27, 2014 - $279,375)	948,129	950,601
Goodwill	415,582	419,270
Intangible assets, less accumulated amortization (March 28, 2015 - $3,623 and December 27, 2014 - $3,073)	16,891	17,647
Other assets	50,112	48,843

Total assets	$2,018,254	$1,729,777

Liabilities, Redeemable Noncontrolling Interest and Member’s Interest
Current liabilities:
Current portion of debt	$5,275	$5,275
Current portion of acquisition-related liabilities	22,351	18,402
Accounts payable	70,840	78,854
Accrued expenses	81,612	101,496
Billings in excess of costs and estimated earnings	8,309	8,958

Total current liabilities	188,387	212,985
Long-term debt	1,057,418	1,059,642
Acquisition-related liabilities	36,168	42,736
Other noncurrent liabilities	97,433	93,691

Total liabilities	1,379,406	1,409,054

Commitments and contingencies (see note 8)
Redeemable noncontrolling interest	—	33,740
Member’s interest:
Member’s equity	987,010	518,647
Accumulated deficit	(327,523)	(217,416)
Accumulated other comprehensive loss	(21,845)	(15,546)

Member’s interest	637,642	285,685
Noncontrolling interest	1,206	1,298

Total member’s interest	638,848	286,983

Total liabilities, redeemable noncontrolling interest and member’s interest	$2,018,254	$1,729,777

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Operations

(In thousands)

	Three months ended
	March 28,	March 29,
	2015	2014
Revenue:
Product	$148,920	$100,168
Service	26,219	35,851

Net revenue	175,139	136,019
Delivery and subcontract revenue	18,848	15,072

Total revenue	193,987	151,091

Cost of revenue (excluding items shown separately below):
Product	119,791	84,477
Service	19,630	29,126

Net cost of revenue	139,421	113,603
Delivery and subcontract cost	18,848	15,072

Total cost of revenue	158,269	128,675

General and administrative expenses	67,234	35,488
Depreciation, depletion, amortization and accretion	26,126	19,356
Transaction costs	1,364	2,591

Operating loss	(59,006)	(35,019)
Other expense (income), net	391	(194)
Loss on debt financings	799	—
Interest expense	24,109	18,819

Loss from continuing operations before taxes	(84,305)	(53,644)
Income tax benefit	(4,468)	(596)

Loss from continuing operations	(79,837)	(53,048)
Loss from discontinued operations	—	20

Net loss	(79,837)	(53,068)
Net loss attributable to noncontrolling interest	(1,982)	(2,515)

Net loss attributable to member of Summit Materials, LLC	$(77,855)	$(50,553)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands)

	Three months ended
	March 28,	March 29,
	2015	2014
Net loss	$(79,837)	$(53,068)
Other comprehensive (loss) income:
Postretirement curtailment adjustment	—	(1,346)
Postretirement liability adjustment	—	2,164
Foreign currency translation adjustment	(6,299)	—

Other comprehensive (loss) income:	(6,299)	818

Comprehensive loss	(86,136)	(52,250)
Less comprehensive loss attributable to the noncontrolling interest	(1,982)	(2,270)

Comprehensive loss attributable to member of Summit Materials, LLC	$(84,154)	$(49,980)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(In thousands)

	Three months ended
	March 28,	March 29,
	2015	2014
Cash flow from operating activities:
Net loss	$(79,837)	$(53,068)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion, amortization and accretion	27,358	20,789
Share-based compensation expense	15,217	566
Deferred income tax benefit	—	(525)
Net gain on asset disposals	(1,834)	(48)
Loss on debt financings	688	—
Other	780	558
Decrease (increase) in operating assets, net of acquisitions:
Accounts receivable, net	30,309	16,989
Inventories	(21,413)	(13,377)
Costs and estimated earnings in excess of billings	(1,662)	(839)
Other current assets	(303)	9
Other assets	755	3,202
(Decrease) increase in operating liabilities, net of acquisitions:
Accounts payable	(10,045)	(10,239)
Accrued expenses	(20,669)	(9,620)
Billings in excess of costs and estimated earnings	(649)	(2,728)
Other liabilities	(203)	(2,044)

Net cash used in operating activities	(61,508)	(50,375)

Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(182,514)
Purchases of property, plant and equipment	(17,708)	(19,941)
Proceeds from the sale of property, plant and equipment	2,741	2,202
Other	(276)	7

Net cash used for investing activities	(15,243)	(200,246)

Cash flow from financing activities:
Capital contributions by member	397,975	24,350
Capital issuance costs	(8,931)	—
Proceeds from debt issuances	104,000	306,750
Payments on debt	(106,441)	(54,314)
Payments on acquisition-related liabilities	(4,032)	(638)
Debt issuance costs	(4,055)	(6,309)

Net cash provided by financing activities	378,516	269,839

Net increase in cash	301,765	19,218
Cash – beginning of period	13,215	14,917

Cash – end of period	$314,980	$34,135

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Member’s Interest

(In thousands)

	Total Member’s Interest
	Member’s equity	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total member’s interest	Redeemable noncontrolling interest
Balance — December 27, 2014	$518,647	$(217,416)	$(15,546)	$1,298	$286,983	$33,740
Contributed capital	453,146	—	—	—	453,146
Accretion/ redemption value adjustment	—	(32,252)	—	—	(32,252)	(31,850)
Net loss	—	(77,855)	—	(92)	(77,947)	(1,890)
Other comprehensive loss	—	—	(6,299)	—	(6,299)	—
Share-based compensation	15,217	—	—	—	15,217	—

Balance — March 28, 2015	$987,010	$(327,523)	$(21,845)	$1,206	$638,848	$—

Balance — December 28, 2013	486,896	(198,511)	(6,045)	1,211	283,551	24,767
Contributed capital	24,350	—	—	—	24,350	—
Accretion/ redemption value adjustment	—	(2,571)	—	—	(2,571)	2,571
Net loss	—	(50,553)	—	(69)	(50,622)	(2,446)
Other comprehensive income	—	—	573	—	573	245
Share-based compensation	566	—	—	—	566	—

Balance — March 29, 2014	$511,812	$(251,635)	$(5,472)	$1,142	$255,847	$25,137

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

1.	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, LLC (“Summit LLC”) is a vertically integrated, heavy-side construction materials company. Through its subsidiaries, it is engaged in the production and sale of aggregates, cement, ready-mixed concrete, asphalt paving mix and concrete products. Summit LLC, through its subsidiaries (collectively, the “Company”), owns and operates quarries, sand and gravel pits, a cement plant, cement distribution terminals, ready-mixed concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company is organized by geographic region and has three operating segments, which are also its reporting segments: the West; Central; and East regions.

Substantially all of the Company’s products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose major indirect owners are certain investment funds affiliated with Blackstone Capital Partners V L.P. and Silverhawk Summit, L.P. and Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014 to be a holding company. Its sole asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) in connection with Summit Inc.’s March 2015 initial public offering (“IPO”), Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC, and, through Summit Holdings, conducts its business.

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended December 27, 2014 . The Company continues to follow the accounting policies set forth in those consolidated financial statements. Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of March 28, 2015 and the results of operations and cash flows for the three months ended March 28, 2015 and March 29, 2014.

The Company’s fiscal year is based on a 52-53 week year with each quarter composed of 13 weeks ending on a Saturday. The 53-week year occurs approximately once every seven years and will occur in 2015. The additional week in the 53-week year will be included in the fourth quarter.

The consolidated financial statements of the Company include the accounts of Summit LLC and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Noncontrolling interests in consolidated subsidiaries represent a 20% ownership in Ohio Valley Asphalt, LLC and, prior to the IPO and concurrent purchase of the noncontrolling interests of Continental Cement Company, L.L.C. (“Continental Cement”), a 30% redeemable ownership in Continental Cement.

Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. Management adjusts such estimates and assumptions when circumstances dictate. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 17 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Kansas, Kentucky, Utah and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that any significant concentrations of credit exist with respect to individual customers or groups of customers. No single customer accounted for more than 10% of total revenue in the three months ended March 28, 2015 or March 29, 2014.

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified. Contingent consideration as of March 28, 2015 and December 27, 2014 was:

	March 28,	December 27,
	2015	2014
Current portion of acquisition-related liabilities:
Current portion of contingent consideration	$3,775	$2,375
Acquisition-related liabilities:
Contingent consideration	$4,187	$5,379

The fair value of the contingent consideration obligations approximated their carrying value as of March 28, 2015 and December 27, 2014. The fair values are based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and an 11.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. There were no material valuation adjustments to contingent consideration obligations in the three months ended March 28, 2015 or March 29, 2014.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of March 28, 2015 and December 27, 2014 was:

	March 28, 2015		December 27, 2014
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 2
Long-term debt(1)	1,105,240	1,062,693	1,101,873	1,064,917
Level 3
Current portion of deferred consideration and noncompete obligations(2)	18,576	18,576	16,027	16,027
Long term portion of deferred consideration and noncompete obligations(3)	31,981	31,981	37,357	37,357

(1)	$5.3 million included in current portion of debt as of March 28, 2015 and December 27, 2014.
(2)	Included in current portion of acquisition-related liabilities on the balance sheet.
(3)	Included in acquisition-related liabilities on the balance sheet.

The fair value of debt was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair value of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3 inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk.

Redeemable Noncontrolling Interest — On March 17, 2015, upon the consummation of the IPO and the transactions contemplated by a contribution and purchase agreement entered into with the holders of all of the outstanding Class B Units of Continental Cement, Continental Cement became a wholly-owned indirect subsidiary of Summit LLC. The noncontrolling

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

interests of Continental Cement were acquired for aggregate consideration of $64.1 million, consisting of $35.0 million of cash, 1,029,183 of Class A common shares and $15.0 million aggregate principal amount of non-interest bearing notes payable in six annual installments of $2.5 million, beginning on March 17, 2016. The notes payable is a liability of Summit Holdings and, is therefore excluded from the liabilities of Summit LLC.

New Accounting Standards — In April 2015, the FASB issued a new accounting standard to simplify the presentation of debt issuance costs. Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs, changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity will present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The guidance will be applied retrospectively to all prior periods (i.e., the balance sheet for each period will be adjusted). Had the Company adopted this guidance as of the current period, both Other Assets (noncurrent) and Long-term Debt as of March 28, 2015 and December 27, 2014, would have decreased by $19.6 million and $17.2 million, respectively.

In April 2015, the FASB issued a new accounting standard, ASU 2015-04, Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets, which gives an employer whose fiscal year-end does not coincide with a calendar month-end (e.g., an entity that has a 52- or 53-week fiscal year) the ability, as a practical expedient, to measure defined benefit retirement obligations and related plan assets as of the month-end that is closest to its fiscal year-end. The ASU is effective for public business entities for financial statements issued for fiscal years beginning after December 31, 2015, and interim periods within those fiscal years. Early application is permitted, and the ASU should be applied prospectively. The Company does not expect the adoption of the ASU to have a material effect on its financial position or results of operations.

In May 2014, the FASB issued a new accounting standard to improve and converge the financial reporting requirements for revenue from contracts with customers. ASU No. 2014-09, Revenue from Contracts with Customers, prescribes a five-step model for revenue recognition that will replace most existing revenue recognition guidance in U.S. GAAP. The ASU will supersede nearly all existing revenue recognition guidance under U.S. GAAP and provides that an entity recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption and will become effective for the Company in the first quarter of 2017. Early adoption is prohibited. Management is currently assessing the effect that the adoption of this standard will have on the consolidated financial statements.

Reclassifications — Certain amounts in the prior year have been reclassified to conform to the presentation in the consolidated financial statements as of and for the quarter ended March 28, 2015.

2.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following as of March 28, 2015 and December 27, 2014:

	March 28,	December 27,
	2015	2014
Trade accounts receivable	$100,528	$131,060
Retention receivables	10,301	12,053
Receivables from related parties	928	333

Accounts receivable	111,757	143,446
Less: Allowance for doubtful accounts	(1,816)	(2,144)

Accounts receivable, net	$109,941	$141,302

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are expected to be billed and collected within one year.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

3.	INVENTORIES

Inventories consisted of the following as of March 28, 2015 and December 27, 2014:

	March 28,	December 27,
	2015	2014
Aggregate stockpiles	$90,000	$88,211
Finished goods	18,355	8,826
Work in process	2,065	1,801
Raw materials	22,887	12,715

Total	$133,307	$111,553

4.	ACCRUED EXPENSES

Accrued expenses consisted of the following as of March 28, 2015 and December 27, 2014:

	March 28,	December 27,
	2015	2014
Interest	$15,917	$32,475
Payroll and benefits	13,100	20,326
Capital lease obligations	17,926	17,530
Insurance	12,469	11,402
Non-income taxes	5,765	5,520
Professional fees	3,051	3,299
Other (1)	13,384	10,944

Total	$81,612	$101,496

(1)	Consists primarily of subcontractor and working capital settlement accruals.

5.	DEBT

Debt consisted of the following as of March 28, 2015 and December 27, 2014:

	March 28,	December 27,
	2015	2014
Long-term debt:
$625.0 million senior notes, including a $25.2 million and $26.5 million net premium at March 28, 2015 and December 27, 2014, respectively	650,225	651,548
$414.6 million term loan, net of $2.1 million discount at March 28, 2015 and
$415.7 million term loan, net of $2.3 million discount at December 27, 2014	412,468	413,369

Total	1,062,693	1,064,917
Current portion of long-term debt	5,275	5,275

Long-term debt	$1,057,418	$1,059,642

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

The contractual payments of long-term debt, including current maturities, for the five years subsequent to March 28, 2015, are as follows:

2015 (nine months)	$4,220
2016	4,220
2017	4,220
2018	3,165
2019	398,790
2020	625,000

Total	1,039,615
Plus: Original issue net premium	23,078

Total debt	$1,062,693

Summit LLC and Summit Materials Finance Corp.(“Finance Corp.” and collectively, the “Issuers”) issued $250.0 million aggregate principal amount of Senior Notes under an indenture dated January 30, 2012 (as amended and supplemented, the “Indenture”). In addition to the Senior Notes, Summit LLC has credit facilities which provide for term loans in an aggregate amount of $422.0 million and revolving credit commitments in an aggregate amount of $235.0 million (the “Senior Secured Credit Facilities”).

On January 17, 2014 and September 8, 2014, the Issuers issued an additional $260.0 million and $115.0 million, respectively, aggregate principal amount of Senior Notes (the “Additional Notes”), receiving proceeds of $409.3 million, before payment of fees and expenses and including an aggregate $34.3 million premium. The proceeds from the sale of the Additional Notes were used for the purchases of acquisitions, to make payments on the revolving credit facility and for general corporate purposes. The Additional Notes are treated as a single series with the $250.0 million of Senior Notes (the “Existing Notes”) and have substantially the same terms as those of the Existing Notes. The Additional Notes and the Existing Notes are treated as one class under the Indenture.

Senior Notes—Interest on the Senior Notes is payable semi-annually in arrears. The Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The Indenture also contains customary events of default. As of March, 28, 2015 and December 27, 2014, the Company was in compliance with all covenants.

Senior Secured Credit Facilities—Under the Senior Secured Credit Facilities, Summit LLC has entered into term loans totaling $422.0 million with required principal repayments of 0.25% of term debt due on the last business day of each March, June, September and December. The unpaid principal balance is due in full on the maturity date, which is January 30, 2019.

On March 11, 2015, the Company entered into Amendment No. 3 to the Credit Agreement governing the Senior Secured Credit Facilities, dated as of January 30, 2012, which became effective on March 17, 2015 upon the consummation of the IPO. The amendment: (i) increased the size of the revolving credit facility from $150.0 million to $235.0 million; (ii) extended the maturity date of the revolving credit facility to March 17, 2020; (iii) amended certain covenants; and (iv) permits periodic tax distributions as contemplated in a tax receivable agreement, dated as of March 11, 2015, with Summit Holdings. As a result of this amendment, $0.8 million of financing fees were charged to earnings in the three months ended March 28, 2015.

The revolving credit facility bears interest per annum equal to, at Summit Material’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.5% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.5% for LIBOR rate loans. The interest rate in effect at March 28, 2015 was 4.05%.

There were no outstanding borrowings under the revolving credit facility as of March 28, 2015, leaving remaining borrowing capacity of $211.7 million, which is net of $23.3 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company’s insurance liabilities.

Summit LLC must adhere to certain financial covenants related to its debt and interest leverage ratios, as defined in the Senior Secured Credit Facilities. The consolidated first lien net leverage ratio, reported each quarter, should be no greater than 4.5:1.0. The interest coverage ratio must be at least 1.70:1.0 from January 1, 2013 through December 31, 2014 and 1.85:1.0 thereafter. As of March 27, 2015 and December 27, 2014, the Company was in compliance with all covenants. Summit LLC’s wholly-owned domestic subsidiary companies are subject to certain exclusions and exceptions are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

Interest expense related to the debt totaled $22.0 million and $17.2 million for the three months ended March 28, 2015 and March 29, 2014, respectively. The following table presents the activity for the deferred financing fees for the three months ended March 28, 2015 and March 29, 2014:

Deferred financing fees
Balance — December 27, 2014	$17,215
Loan origination fees	4,048
Amortization	(982)
Write off of deferred financing fees	(688)

Balance — March 28, 2015	$19,593

Balance — December 28, 2013	$11,485
Loan origination fees	6,309
Amortization	(850)

Balance — March 29, 2014	$16,944

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.4 million CAD revolving credit commitment to provide guarantees on behalf of Mainland. There were no amounts outstanding under this agreement as of March 28, 2015.

6.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in each component of accumulated other comprehensive loss consisted of the following:

	Pension and Post- retirement plans	Foreign currency translation adjustments	Accumulated other comprehensive loss
Balance — December 27, 2014	$(9,730)	$(5,816)	$(15,546)
Foreign currency translation adjustment	—	(6,299)	(6,299)

Balance — March 28, 2015	$(9,730)	$(12,115)	$(21,845)

Balance — December 28, 2013	$(6,045)	$—	$(6,045)
Postretirement curtailment adjustment	(942)	—	(942)
Postretirement liability adjustment	1,515	—	1,515

Balance — March 29, 2014	$(5,472)	$—	$(5,472)

7.	INCOME TAXES

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal and state income tax returns due to their status as C corporations. The provision for income taxes is primarily composed of federal, state and local income taxes for the subsidiary entities that have C corporation status.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

The effective income tax rate for these entities differs from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) state income taxes and the effect of graduated tax rates and (3) certain non-recurring items, such as differences in the treatment of transaction costs, which are often not deductible for tax purposes.

As of March 28, 2015 and December 27, 2014, the Company has not recognized any liabilities for uncertain tax positions. The Company records interest and penalties as a component of the income tax provision. No material interest or penalties were recognized in income tax expense for the three or nine months ended March 28, 2015 and March 29, 2014.

8.	COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all pending or threatened claims and litigation will not have a material effect on the Company’s consolidated results of operations, financial position or liquidity. The Company’s policy is to record legal fees as incurred.

Litigation and Claims—The Company is obligated under an indemnification agreement entered into with the sellers of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Excavating, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc. (collectively, “Harper”) for the sellers’ 40% ownership interests in a joint venture agreement. The Company has the rights to any benefits under the joint venture as well as the assumption of any obligations, but does not own equity interests in the joint venture. The joint venture incurred significant losses on a highway project in Utah, which resulted in requests for funding from the joint venture partners and, ultimately, from the Company. Through March 28, 2015, the Company has funded $8.8 million, of which $4.0 million was funded in 2012 and $4.8 million was funded in 2011. On April 2, 2015, the Utah Department of Transportation filed suit in the Fourth District Court of Utah County, Utah against the joint venture and the parties to the joint venture seeking damages of at least $29.4 million. As of March 28, 2015 and December 27, 2014, an accrual of $4.3 million was recorded in other noncurrent liabilities as management’s best estimate of loss related to this matter.

During the ordinary course of business, there may be revisions to project costs and conditions that can give rise to change orders on construction contracts. Revisions can also result in claims made against a customer or subcontractor to recover project variances that have not been satisfactorily addressed through change orders with a customer. As of March 28, 2015 and December 27, 2014, the company had $3.9 million of unapproved change orders and claims ($1.2 million in accounts receivable, $0.5 million in costs and estimated earnings in excess of billings and $2.2 million in other assets).

Environmental Remediation—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity in the future.

Other—In the ordinary course of business, the Company enters into various firm purchase commitments for certain raw materials and services. The terms of the purchase commitments are generally less than one year. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial position, results of operations or liquidity of the Company.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

9.	SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Three months ended
	March 28,	March 29,
	2015	2014
Cash payments:
Interest	$39,165	$19,970
Income taxes	453	795
Non cash financing activities:
Purchase of noncontrolling interest in Continental Cement	$(64,102)	$—

10.	SEGMENT INFORMATION

The Company has three operating segments, which are its reportable segments: the West; Central; and East regions. These segments are consistent with the Company’s management reporting structure. Each region’s operations consist of various activities related to the production, distribution and sale of construction materials, products and the provision of paving and related services. Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in preparing the consolidated financial statements. The following tables display selected financial data for the Company’s reportable segments:

	Three months ended
	March 28,	March 29,
	2015	2014
Revenue:
West region	$127,674	$94,894
Central region	56,609	47,542
East region	9,704	8,655

Total revenue	$193,987	$151,091

	Three months ended
	March 28,	March 29,
	2015	2014
Adjusted EBITDA
West region	$11,869	$1,791
Central region	710	(423)
East region	(7,867)	(9,338)
Corporate and other	(9,687)	(7,499)

Total reportable segments and corporate	(4,975)	(15,469)
Interest expense	24,109	18,819
Depreciation, depletion, amortization and accretion	26,126	19,356
Initial public offering costs	28,296	—
Loss on debt financings	799	—

Loss from continuing operations before taxes	$(84,305)	$(53,644)

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

	Three months ended
	March 28,	March 29,
	2015	2014
Cash paid for capital expenditures:
West region	$5,419	$4,138
Central region	8,624	12,401
East region	2,774	2,245

Total reportable segments	16,817	18,784
Corporate and other	891	1,157

Total capital expenditures	$17,708	$19,941

	Three months ended
	March 28,	March 29,
	2015	2014
Depreciation, depletion, amortization and accretion:
West region	$12,088	$6,747
Central region	10,072	8,847
East region	3,477	3,457

Total reportable segments	25,637	19,051
Corporate and other	489	305

Total depreciation, depletion, amortization and accretion	$26,126	$19,356

	March 28,	December 27,
	2015	2014
Total assets:
West region	$760,881	$777,981
Central region	704,314	704,134
East region	219,607	221,598

Total reportable segments	1,684,802	1,703,713
Corporate and other	333,452	26,064

Total	$2,018,254	$1,729,777

	Three months ended
	March 28,	March 29,
	2015	2014
Revenue by product:*
Aggregates	$52,337	$31,550
Cement	11,819	7,707
Ready-mixed concrete	70,088	42,380
Asphalt	20,914	24,396
Paving and related services	43,899	55,857
Other	(5,070)	(10,799)

Total revenue	$193,987	$151,091

*	Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

11.	RELATED PARTY TRANSACTIONS

Under the terms of an agreement with Summit Holdings and Blackstone Management Partners (“BMP”), whose affiliates are controlling owners of the Company, BMP provided monitoring, advisory and consulting services to the Company through March 17, 2015. In consideration for these services, the Company paid BMP the greater of $300,000 or 2.0% of the Company’s annual consolidated profit, as defined in the agreement. The management fees paid pursuant to this agreement are included in general and administrative expenses. The Company incurred management fees due to BMP totaling $1.0 million and $0.9 million during the period between December 28, 2014 and March 17, 2015 and in the three months ended March 29, 2014, respectively.

In connection with the IPO, the transaction and management fee agreement with BMP was terminated on March 17, 2015 for total fees of approximately $13.8 million, $13.4 million of which was paid to affiliates of Blackstone and the remaining $0.4 million was paid to affiliates of Silverhawk Summit, L.P. and to certain other equity investors.

BMP also undertook financial and structural analysis, due diligence investigations, corporate strategy and other advisory services and negotiation assistance related to acquisitions for which the Company paid BMP transaction fees equal to 1.0% of the aggregate enterprise value of any acquired entity or, if such transaction was structured as an asset purchase or sale, 1.0% of the consideration paid for or received in respect of the assets acquired or disposed. Under the terms of the agreement, BMP was permitted to assign, and had assigned, a portion of the fees to which it is entitled to Silverhawk Summit, L.P. and to certain other equity investors. During the three months ended March 29, 2014, the Company paid BMP $1.7 million under this agreement and paid immaterial amounts to Silverhawk Summit, L.P. and to other equity investors. The acquisition-related fees paid pursuant to this agreement are included in transaction costs.

In addition to the fees paid to BMP pursuant to the agreements described above, the Company reimbursed BMP for direct expenses incurred, which were not material in the three months ended March 28, 2015 and March 29, 2014.

Blackstone Advisory Partners L.P., an affiliate of Blackstone, served as an initial purchaser of $13.0 million and $5.75 million principal amount of the senior notes issued in January 2014 and September 2014, respectively, and received compensation in connection therewith.

Cement sales to companies owned by a former noncontrolling member of Continental Cement were approximately $1.4 million and $1.7 million during the period between December 28, 2014 and March 11, 2015 and in the three months ended March 29, 2014, respectively. Accounts receivables due from the former noncontrolling member were immaterial as of December 27, 2014. In addition, in the first quarter of 2014, the Company made an interest payment of $0.7 million to a certain former noncontrolling member of Continental Cement for a related party note. The principal balance on the note was repaid in 2012.

In the three months ended March 29, 2014, the Company sold certain assets associated with the production of concrete blocks, including inventory and equipment, to a related party for $2.3 million.

12.	SENIOR NOTES’ GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. (the “Guarantors”) are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Wholly-owned Guarantors and the Non-Guarantors. On March 17, 2015, the noncontrolling interests of Continental Cement were purchased resulting in Continental Cement being a wholly-owned indirect subsidiary of Summit LLC. Continental Cement’s results of operations and cash flows are reflected with the Guarantors for the three months ended March 28, 2015. In 2014, Continental Cement’s results are shown separately as a Non Wholly-owned Guarantor.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

Condensed Consolidating Balance Sheets

March 28, 2015

	Issuers	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash	$314,635	$577	$7,895	$(8,127)	$314,980
Accounts receivable, net	—	101,089	9,269	(417)	109,941
Intercompany receivables	367,129	19,372	5,727	(392,228)	—
Cost and estimated earnings in excess of billings	—	11,581	255	—	11,836
Inventories	—	125,725	7,582	—	133,307
Other current assets	739	15,485	1,252	—	17,476

Total current assets	682,503	273,829	31,980	(400,772)	587,540
Property, plant and equipment, net	7,436	912,608	28,085	—	948,129
Goodwill	—	364,309	51,273	—	415,582
Intangible assets, net	—	14,547	2,344	—	16,891
Other assets	1,308,994	137,950	1,298	(1,398,130)	50,112

Total assets	$1,998,933	$1,703,243	$114,980	$(1,798,902)	$2,018,254

Liabilities, Redeemable Noncontrolling Interest and Member’s Interest
Current liabilities:
Current portion of debt	$5,275	$5,266	$—	$(5,266)	$5,275
Current portion of acquisition-related liabilities	—	22,351	—	—	22,351
Accounts payable	5,073	61,530	4,654	(417)	70,840
Accrued expenses	25,083	60,750	3,906	(8,127)	81,612
Intercompany payables	109,863	278,938	3,427	(392,228)	—
Billings in excess of costs and estimated earnings	—	8,309	—	—	8,309

Total current liabilities	145,294	437,144	11,987	(406,038)	188,387
Long-term debt	1,057,418	632,861	—	(632,861)	1,057,418
Acquisition-related liabilities	—	36,168	—	—	36,168
Other noncurrent liabilities	751	94,243	57,546	(55,107)	97,433

Total liabilities	1,203,463	1,200,416	69,533	(1,094,006)	1,379,406
Total stockholders’ equity/partners’ interest	795,470	502,827	45,447	(704,896)	638,848

Total liabilities, redeemable noncontrolling interest and member’s interest	$1,998,933	$1,703,243	$114,980	$(1,798,902)	$2,018,254

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

Condensed Consolidating Balance Sheets

December 27, 2014

	Issuers	Non-Wholly-owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash	$10,837	$2	$695	$8,793	$(7,112)	$13,215
Accounts receivable, net	1	6,629	124,380	11,525	(1,233)	141,302
Intercompany receivables	376,344	4,095	30,539	4,052	(415,030)	—
Cost and estimated earnings in excess of billings	—	—	9,819	355	—	10,174
Inventories	—	8,696	98,188	4,669	—	111,553
Other current assets	7,148	464	9,638	1,775	(1,853)	17,172

Total current assets	394,330	19,886	273,259	31,169	(425,228)	293,416
Property, plant and equipment, net	7,035	302,524	610,717	30,325	—	950,601
Goodwill	—	23,124	340,969	55,177	—	419,270
Intangible assets, net	—	542	14,245	2,860	—	17,647
Other assets	1,153,204	25,233	125,462	1,362	(1,256,418)	48,843

Total assets	$1,554,569	$371,309	$1,364,652	$120,893	$(1,681,646)	$1,729,777

Liabilities, Redeemable Noncontrolling Interest and Member’s Interest
Current liabilities:
Current portion of debt	$5,275	$1,273	$3,990	$—	$(5,263)	$5,275
Current portion of acquisition-related liabilities	166	—	18,236	—	—	18,402
Accounts payable	3,655	6,845	65,018	4,569	(1,233)	78,854
Accrued expenses	37,101	10,178	59,477	3,705	(8,965)	101,496
Intercompany payables	162,728	4,052	245,416	2,834	(415,030)	—
Billings in excess of costs and estimated earnings	—	—	8,931	27	—	8,958

Total current liabilities	208,925	22,348	401,068	11,135	(430,491)	212,985
Long-term debt	1,059,642	153,318	480,599	—	(633,917)	1,059,642
Acquisition-related liabilities	—	—	42,736	—	—	42,736
Other noncurrent liabilities	796	24,787	65,479	57,736	(55,107)	93,691

Total liabilities	1,269,363	200,453	989,882	68,871	(1,119,515)	1,409,054
Redeemable noncontrolling interest	—	—	—	—	33,740	33,740
Redeemable members’ interest	—	34,543	—	—	(34,543)	—
Total stockholders’ equity/partners’ interest	285,206	136,313	374,770	52,022	(561,328)	286,983

Total liabilities, redeemable noncontrolling interest and member’s interest	$1,554,569	$371,309	$1,364,652	$120,893	$(1,681,646)	$1,729,777

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

Condensed Consolidating Statements of Operations

For the three months ended March 28, 2015

	Issuers	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Revenue	$—	$179,343	$33,646	$(19,002)	$193,987

Cost of revenue (excluding items shown separately below)	—	151,226	26,045	(19,002)	158,269
General and administrative expenses	37,781	29,151	1,666	—	68,598
Depreciation, depletion, amortization and accretion	490	24,153	1,483	—	26,126

Operating (loss) income	(38,271)	(25,187)	4,452	—	(59,006)
Other (income) expense, net	25,786	739	149	(25,484)	1,190
Interest expense	13,798	16,055	881	(6,625)	24,109

Income from continuing operations before taxes	(77,855)	(41,981)	3,422	32,109	(84,305)
Income tax benefit (expense)	—	(4,538)	70	—	(4,468)

Income from continuing operations	(77,855)	(37,443)	3,352	32,109	(79,837)
Income from discontinued operations	—	—	—	—	—

Net income	(77,855)	(37,443)	3,352	32,109	(79,837)
Net income attributable to minority interest	—	—	—	(1,982)	(1,982)

Net income attributable to member of Summit Materials, LLC	$(77,855)	$(37,443)	$3,352	$34,091	$(77,855)

Comprehensive income attributable to member of Summit Materials, LLC	$(84,154)	$(37,443)	$(2,947)	$40,390	$(84,154)

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

Condensed Consolidating Statements of Operations

For the three months ended March 29, 2014

	Issuers	Non-Wholly-owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Revenue	$—	$7,707	$140,410	$6,332	$(3,358)	$151,091

Cost of revenue (excluding items shown separately below)	—	10,903	117,624	3,506	(3,358)	128,675
General and administrative expenses	7,688	1,674	28,441	276	—	38,079
Depreciation, depletion, amortization and accretion	304	3,074	15,712	266	—	19,356

Operating (loss) income	(7,992)	(7,944)	(21,367)	2,284	—	(35,019)
Other expense (income), net	36,825	(97)	(195)	49	(36,776)	(194)
Interest expense	5,736	2,846	11,772	26	(1,561)	18,819

(Loss) income from continuing operations before taxes	(50,553)	(10,693)	(32,944)	2,209	38,337	(53,644)
Income tax benefit	—	—	(596)	—	—	(596)

(Loss) income from continuing operations	(50,553)	(10,693)	(32,348)	2,209	38,337	(53,048)
Loss from discontinued operations	—	—	20	—	—	20

Net (loss) income	(50,553)	(10,693)	(32,368)	2,209	38,337	(53,068)
Net loss attributable to noncontrolling interest	—	—	—	—	(2,515)	(2,515)

Net (loss) income attributable to member of Summit Materials, LLC	$(50,553)	$(10,693)	$(32,368)	$2,209	$40,852	$(50,553)

Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(50,553)	$(9,875)	$(32,368)	$2,209	$40,607	$(49,980)

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

Condensed Consolidating Statements of Cash Flows

For the three months ended March 28, 2015

	Issuers	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(37,814)	$(26,132)	$2,605	$(167)	$(61,508)

Cash flow from investing activities:
Acquisitions, net of cash acquired	—	—	—	—	—
Purchase of property, plant and equipment	(891)	(16,453)	(364)	—	(17,708)
Proceeds from the sale of property, plant, and equipment	—	2,703	38	—	2,741
Other	—	(276)	—	—	(276)

Net cash used for investing activities	(891)	(14,026)	(326)	—	(15,243)

Cash flow from financing activities:
Proceeds from investment by member	397,975	—	—	—	397,975
Capital issuance costs	(8,931)				(8,931)
Net proceeds from debt issuance	104,000	—	—	—	104,000
Loans received from and payments made on loans from other Summit Companies	(41,265)	46,345	(3,177)	(1,903)	—
Payments on long-term debt	(105,055)	(2,441)	—	1,055	(106,441)
Payments on acquisition-related liabilities	(166)	(3,866)	—	—	(4,032)
Financing costs	(4,055)	—	—	—	(4,055)

Net cash provided by (used for) financing activities	342,503	40,038	(3,177)	(848)	378,516

Net increase (decrease) in cash	303,798	(120)	(898)	(1,015)	301,765
Cash — Beginning of period	10,837	697	8,793	(7,112)	13,215

Cash — End of period	$314,635	$577	$7,895	$(8,127)	$314,980

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

Condensed Consolidating Statements of Cash Flows

For the three months ended March 29, 2014

	Issuers	Non-Wholly-owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Net cash used in operating activities	$(10,964)	$(13,844)	$(22,564)	$(3,183)	$180	$(50,375)

Cash flow from investing activities:
Acquisitions, net of cash acquired	(182,514)	—	—	—	—	(182,514)
Purchase of property, plant and equipment	(1,157)	(6,448)	(12,292)	(44)	—	(19,941)
Proceeds from the sale of property, plant, and equipment	—	48	2,083	71	—	2,202
Other	—	—	7	—	—	7

Net cash (used for) provided by investing activities	(183,671)	(6,400)	(10,202)	27	—	(200,246)

Cash flow from financing activities:
Proceeds from investment by member	24,350		(1,166)	1,166		24,350
Net proceeds from debt issuance	306,750	—	—	—	—	306,750
Loans received from and payments made on loans from other Summit Companies	(56,210)	20,240	38,595	(298)	(2,327)	—
Payments on long-term debt	(51,057)	—	(3,257)	—	—	(54,314)
Payments on acquisition-related liabilities	—	—	(638)	—	—	(638)
Financing costs	(6,309)	—	—	—	—	(6,309)

Net cash provided by (used for) financing activities	217,524	20,240	33,534	868	(2,327)	269,839

Net increase (decrease) in cash	22,889	(4)	768	(2,288)	(2,147)	19,218
Cash — Beginning of period	10,375	9	3,442	3,631	(2,540)	14,917

Cash — End of period	$33,264	$5	$4,210	$1,343	$(4,687)	$34,135

13.	SUBSEQUENT EVENTS

On April 16, 2015, Continental Cement, Summit LLC, Summit Holdings and Lafarge North America Inc. (“Lafarge”) entered into an Asset Purchase Agreement (the “Davenport Purchase Agreement”). If the conditions in the Davenport Purchase Agreement are met and the parties proceed to closing, at closing, the Company will acquire certain assets (the “Davenport Assets”) from Lafarge, including a cement plant, a quarry and seven cement distribution terminals (the “Davenport Acquisition”).

The Davenport Purchase Agreement contains customary representations, warranties, covenants, and termination rights. The consummation of the Davenport Acquisition is subject to customary conditions, including absence of a material adverse effect on the Davenport Assets. The consummation of the Davenport Acquisition is also subject to the conditions that (i) the Federal Trade Commission shall have accepted for public comment an Agreement Containing Order that, if issued as a final order, would require Lafarge to divest the Transferred Business (as defined in the Davenport Purchase Agreement) to Continental Cement, (ii) the merger of Lafarge’s parent company, Lafarge S.A., with Holcim Ltd. shall have been consummated, and (iii) the conditions in the Bettendorf Purchase Agreement (as defined below) shall have been satisfied or waived. The aggregate purchase price for the Davenport Acquisition is expected to be approximately $450 million in cash, subject to certain adjustments as set forth in the Davenport Purchase Agreement, plus the Bettendorf Assets (as defined below). The Company expects to fund the purchase price with debt issued by Summit LLC and equity issued by Summit Inc. The transaction is expected to close in the third quarter of 2015. There can be no assurance that the Davenport Acquisition will be completed in the anticipated time frame, or at all.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

In connection with the entry into the Davenport Agreement, Continental Cement, Summit LLC, Summit Holdings and Lafarge entered into an Asset Purchase Agreement (the “Bettendorf Purchase Agreement”). If the conditions in the Bettendorf Purchase Agreement are met and the parties proceed to closing, at closing, Continental Cement will convey certain assets to Lafarge, including a cement distribution terminal (the “Bettendorf Assets”) as partial consideration for the sale of the Davenport Assets pursuant to the Davenport Purchase Agreement (the “Bettendorf Acquisition”).

In April 2015, the Issuers redeemed $288.2 million aggregate principal amount of their outstanding Senior Notes at a redemption price equal to par plus an applicable premium of $38.2 million plus $5.2 million of accrued and unpaid interest.

* * *